Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated November 12, 2002

Diageo plc
(Exact name of registrant as specified in its charter)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

12 November 2002

Filing of Diageo’s US Form 20-F

In the preparation of its 2002 Annual Report on Form 20-F, which is expected to be filed with the US Securities and Exchange Commission on 12 November 2002, the group identified items for the 2002 UK to US GAAP (Generally Accepted Accounting Principles) reconciliations that were not included in the reconciliations in the 2002 UK Annual Report and Accounts. The additional items have no effect on any of the UK GAAP reported results. The UK to US GAAP reconciliations to be included in the 20-F filing reflect the following new amounts:

(1)  A reduction of £398 million (£569 million less deferred tax of £171 million) in US GAAP shareholders’ equity, arising in relation to an accounting deficit under US GAAP in respect of the group’s post employment obligations. There is no effect on US GAAP net income.

(2)  A reduction of £117 million (£128 million less deferred tax of £11 million) in US GAAP net income with a corresponding adjustment to shareholders’ equity. This arises from a reassessment of certain of the group’s financial instruments, principally a guarantee to third parties resulting in a deferral, for US GAAP reporting, of part of the gain arising on the disposal of Pillsbury. The restated US GAAP net income for the year ended 30 June 2002 is £2,554 million and basic earnings per ordinary share is 77.0 pence (previously reported as £2,671 million and 80.5 pence, respectively). The restated US GAAP net income for the six months ended 31 December 2001 is £1,710 million and basic earnings per ordinary share is 50.9 pence (previously reported in the filing on Form 6-K dated 21 March 2002 as £1,800 million and 53.6 pence, respectively).

US GAAP shareholders’ equity at 30 June 2002 would be reduced to £11,316 million from the previously reported £11,831 million. US GAAP shareholders’ equity at 31 December 2001 would be reduced to £12,517 million from the £12,607 million previously reported in the filing on Form 6-K dated 21 March 2002. There are no adjustments to any US GAAP figures reported in prior years.

The US GAAP reconciliation to the group’s UK GAAP financial statements is a technical requirement of the Form 20-F filed with the US Securities and Exchange Commission.

-ends-

CONTACT:	Diageo Isabelle Thomas, Corporate Communications +44 (0)20 7927 5967 or Sarah Pollard, Investor Relations +44 (0)20 7927 4250 or Kelly Padgett, Investor Relations (202) 715 1110

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 12 November 2002	By:	/s/ N C Rose

Name: N C Rose Title: Director